Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-170663
December 6, 2010
E-COMMERCE CHINA DANGDANG INC.
E-Commerce China Dangdang Inc., or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may get these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037 or Morgan Stanley & Co. International plc toll-free at 1-866-718-1649(calling these numbers is not toll-free outside the United States). You may also access the Company’s most recent prospectus dated December 6, 2010, which is included in Amendment No. 3 to our company’s registration statement on Form F-1, as filed with the SEC via EDGAR on December 6, 2010, or Amendment No. 3, by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1499744/000095012310111075/h04369a3fv1za.htm.
The following information supplements and updates the information contained in the Company’s preliminary prospectus dated December 1, 2010. All references to page numbers are to page numbers in Amendment No. 3.
Increase in the estimated initial public offering price range
The estimated initial public offering price range, as stated in the preliminary prospectus dated December 1, 2010, was between $11.00 and $13.00 per ADS. The estimated initial public offering price range has now been changed to between $13.00 and $15.00 per ADS.
In light of the above change, we have revised the disclosures that are contingent on the estimated initial public offering price range in Amendment No. 3 to the Company’s registration statement on Form F-1 filed with the SEC on December 6, 2010. Set forth below are the revised (1) prospectus front cover page, (2) the paragraph titled “Offering price” under the “Prospectus Summary—The Offering” section on page 7, (3) the summary consolidated balance sheet data in the “Prospectus Summary—Our Summary Consolidated Financial Data” section from page 11 to page 12, (4) the risk factor titled “Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.” in the “Risk Factors” section on page 32, (5) the “Use of Proceeds” section on page 39, (6) “Capitalization” section on page 41, (7) the “Dilution” section on pages 42 and 43, (8) the selected consolidated balance sheet data in the “Selected Consolidated Financial Data” section on page 52, (9) paragraphs in relation to the June 30, 2010 fair market valuation and the factors that contributed to the increase from the fair market value of our company’s Class A common share as of June 30, 2010 to the mid-point of the estimated range of the initial public offering price per share in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Share-Based Compensation” section on pages 59 and 60 and (10) the “Expenses Relating to This Offering” section on page 140.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and neither we nor the selling shareholders are soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (SUBJECT TO COMPLETION)

ISSUED DECEMBER 6, 2010

17,000,000 AMERICAN DEPOSITARY SHARES

E-Commerce China Dangdang Inc.

Representing 85,000,000 Class A Common Shares

This is an initial public offering of American depositary shares, or ADSs, of E-Commerce China Dangdang Inc. Each ADS represents five Class A common shares, par value US$0.0001 per share. We are offering 13,200,000 ADSs, and the selling shareholders identified in this prospectus, including one entity controlled by one of our co-founders, are offering 3,800,000 ADSs. We will not receive any of the proceeds from the ADSs sold by the selling shareholders. Prior to this offering, there has been no public market for our shares or ADSs. We anticipate the initial public offering price will be between US$13.00 and US$15.00 per ADS.

We have applied to have our ADSs listed on the New York Stock Exchange under the symbol “DANG.”

Investing in our ADSs involves a high degree of risk. See “Risk Factors” beginning on page 13.

PRICE US$      PER ADS

		Underwriting		Proceeds to
		Discounts and	Proceeds to Us,	the Selling
	Price to Public	Commissions	Before Expenses	Shareholders

Per ADS	US$	US$	US$	US$
Total	US$	US$	US$	US$

The underwriters have an option to purchase up to 300,000 additional ADSs from us and an aggregate of 2,250,000 additional ADSs from certain selling shareholders, including two entities affiliated with a member of our board of directors, at the initial public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus, to cover over-allotments of ADSs.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on or about          , 2010.

Credit Suisse	Morgan Stanley

Oppenheimer & Co.	Piper Jaffray	Cowen and Company

The date of this prospectus is          , 2010.

THE OFFERING

Offering price	We currently estimate that the initial public offering price will be between US$13.00 and US$15.00 per ADS.

OUR SUMMARY CONSOLIDATED FINANCIAL DATA

	As of December 31,				As of September 30,
	2007	2008	2009		2010
	RMB	RMB	RMB	US$	RMB	US$	US$	US$
							Pro forma	Pro forma
							(Unaudited)(1)	as adjusted
								(Unaudited)(2)
	(in thousands)

Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	63,531	66,509	75,759	11,323	198,652	29,692	29,692	201,556
Held-to-maturity investments	102,000	50,000	90,000	13,452	95,000	14,199	14,199	14,199
Inventories	169,617	300,813	540,744	80,823	930,521	139,081	139,081	139,081
Accounts receivable (net of allowance for doubtful accounts of nil as of December 31, 2007, 2008 and 2009 and September 30, 2010, respectively)	7,925	8,025	11,764	1,758	13,224	1,977	1,977	1,977
Total assets	379,564	463,821	800,905	119,709	1,372,726	205,175	203,642	373,973
Accounts payable	235,818	372,253	618,062	92,379	1,112,770	166,321	166,321	166,321
Convertible preferred shares:
Series A	51,314	51,314	51,314	7,670	51,314	7,670	—	—
Series B	57,001	57,001	57,001	8,520	57,001	8,520	—	—
Series C	209,716	209,716	209,716	31,345	211,495	31,611	—	—
Common shares	151	151	151	23	—	—	—	—
Class A common shares	—	—	—	—	—	—	—	8
Class B common shares	—	—	—	—	151	23	36	35
Accumulated deficit	(315,726)	(397,483)	(380,567)	(56,882)	(366,366)	(54,760)	(54,760)	(54,760)
Total shareholders’ (deficit) equity	(210,768)	(291,443)	(270,543)	(40,436)	(245,675)	(36,721)	9,547	179,718

Notes:

(1)	The consolidated balance sheet data as of September 30, 2010 are adjusted to give effect to the automatic conversion of all of our outstanding series A, series B and series C convertible preferred shares into 137,549,950 Class B common shares immediately upon the completion of this offering.

(2)	The consolidated balance sheet data as of September 30, 2010 are adjusted to give effect to (i) the automatic conversion of all of our outstanding series A, series B and series C convertible preferred shares into 137,549,950 Class B common shares immediately upon the completion of this offering; and (ii) the issuance and sale of 66,000,000 Class A common shares in the form of ADSs by us in this offering, and the sale of 15,623,340 Class A common shares, which will be automatically converted from 15,623,340 Class B common shares immediately upon the completion of this offering, by certain selling shareholders, at an assumed initial public offering price of US$14.00 per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. A US$1.00 change in the assumed initial public offering price of US$14.00 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease each of additional paid-in capital and total shareholders’ deficit by US$12.3 million.

RISK FACTORS

Risks Relating to Our ADSs and This Offering

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for each ADS than the corresponding amount paid by existing shareholders for their common shares. As a result, you will experience immediate and substantial dilution of approximately US$11.63 per ADS (assuming that no outstanding options to acquire Class A common shares are exercised). This number represents the difference between our pro forma net tangible book value per ADS of US$2.37 as of September 30, 2010 after giving effect to this offering and the assumed initial public offering price of US$14.00 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$168.6 million, or approximately US$172.5 million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of US$14.00 per ADS, the mid-point of the range shown on the front cover page of this prospectus. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders. A US$1.00 change in the assumed initial public offering price of US$14.00 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease the net proceeds of this offering by US$12.3 million, or approximately US$12.6 million if the underwriters exercise their option to purchase additional ADSs in full, assuming the sale of 13,200,000 ADSs at US$14.00 per ADS, the mid-point of the range shown on the front cover page of this prospectus and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We plan to use net proceeds of this offering as follows:

•	approximately US$25.0 million to US$30.0 million to broaden our product categories;

•	approximately US$25.0 million to US$30.0 million to expand our fulfillment capabilities;

•	approximately US$25.0 million to US$30.0 million to further enhance our technology infrastructure; and

•	the balance for general corporate purposes, including working capital and funding potential acquisitions of complementary businesses, although we are not currently negotiating any such transactions.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, and the rate of growth of our business. Accordingly, our management will have significant flexibility in applying the net proceeds of the offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

In utilizing the proceeds from this offering, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. We cannot assure you that we will be able to meet these requirements on a timely basis, if at all. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from using the proceeds of this offering to make additional capital contributions or loans to our PRC subsidiaries.”

Pending use of the net proceeds, we intend to hold our net proceeds in demand deposits or invest them in interest-bearing government securities.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2010:

•	on an actual basis;

•	on a pro forma basis to reflect the automatic conversion of all of our outstanding series A, series B and series C convertible preferred shares into 137,549,950 Class B common shares immediately upon the completion of this offering; and

•	on a pro forma as adjusted basis to reflect (i) the automatic conversion of all of our outstanding series A, series B and series C convertible preferred shares into 137,549,950 Class B common shares immediately upon the completion of this offering and (ii) the issuance and sale of 66,000,000 Class A common shares in the form of ADSs by us in this offering, and the sale of 15,623,340 Class A common shares, which will be automatically converted from 15,623,340 Class B common shares immediately upon the completion of this offering, by certain selling shareholders, at an assumed initial public offering price of US$14.00 per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us (assuming the over-allotment option is not exercised).

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2010
			Pro Forma
	Actual	Pro Forma	as Adjusted(1)
	US$	US$	US$
	(in thousands, except share and per share data)

Preferred Shares
Series A convertible preferred shares (US$0.0001 par value; 44,285,710 shares authorized, 44,285,710 shares issued and outstanding)	7,670	—	—
Series B convertible preferred shares (US$0.0001 par value; 43,995,740 shares authorized, 43,995,740 shares issued and outstanding)	8,520	—	—
Series C convertible preferred share (US$0.0001 par value; 49,268,500 shares authorized, 49,268,500 shares issued and outstanding)	31,611	—	—
Shareholders’ (Deficit) Equity
Class A common shares (US$0.0001 par value; 324,055,740 shares authorized, nil shares issued and outstanding)	—	—	8
Class B common shares (US$0.0001 par value; 175,944,260 shares authorized, 175,944,260 shares issued and outstanding)	23	36	35
Additional paid-in capital(2)	20,004	66,259	236,423
Accumulated other comprehensive loss	(1,988)	(1,988)	(1,988)
Accumulated deficit	(54,760)	(54,760)	(54,760)
Total shareholders’ (deficit) equity(2)	(36,721)	9,547	179,718
Total capitalization(2)	11,180	9,547	179,718

Notes:

(1)	The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ deficit and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)	Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 change in the assumed initial public offering price of US$14.00 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease each of additional paid-in capital, total shareholders’ deficit and total capitalization by US$12.3 million.

DILUTION

Our net tangible book value as of September 30, 2010 was approximately US$0.06 per common share and US$0.31 per ADS. Net tangible book value per common share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of common shares outstanding. Dilution is determined by subtracting net tangible book value per common share from the assumed public offering price per common share.

Without taking into account any other changes in such net tangible book value after September 30, 2010, other than to give effect to (1) the conversion of all of our series A, series B and series C convertible preferred shares into Class B common shares, which will occur automatically upon the completion of this offering, and (2) our issuance and sale of 13,200,000 ADSs in this offering, at an assumed initial public offering price of US$14.00 per ADS, the mid-point of the estimated public offering price range, and after deduction of underwriting discounts and commissions and estimated offering expenses payable by us (assuming the over-allotment option is not exercised), our pro forma net tangible book value at September 30, 2010 would have been US$0.47 per outstanding common share, including Class A common shares underlying our outstanding ADSs, or US$2.37 per ADS. This represents an immediate increase in net tangible book value of US$0.41 or 652.0% per common share, or US$2.06 or 652.0% per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$2.33 or 83.1% per common share, or US$11.63 or 83.1% per ADS, to purchasers of ADSs in this offering.

The following table illustrates the dilution on a per common share basis assuming that the initial public offering price per common share is US$2.80 and all ADSs are exchanged for Class A common shares:

Assumed initial public offering price per common share	US$	2.80
Net tangible book value per common share	US$	0.06
Pro forma net tangible book value per common share after giving effect to the automatic conversion of all of our outstanding preferred shares	US$	0.04
Pro forma net tangible book value per common share as adjusted to give effect to the automatic conversion of all of our outstanding preferred shares and this offering as of September 30, 2010	US$	0.47
Amount of dilution in net tangible book value per common share to new investors in the offering	US$	2.33
Amount of dilution in net tangible book value per ADS to new investors in the offering	US$	11.63

A US$1.00 change in the assumed public offering price of US$14.00 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease our pro forma net tangible book value after giving effect to the offering by US$12.3 million, the pro forma net tangible book value per common share and per ADS after giving effect to this offering by US$0.03 per common share and by US$0.16 per ADS and the dilution in pro forma net tangible book value per common share and per ADS to new investors in this offering by US$0.17 per common share and US$0.84 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

Assuming the underwriters’ over-allotment option is exercised in full , our pro forma net tangible book value at September 30, 2010 would have been US$0.48 per outstanding common share, including Class A common shares underlying our outstanding ADSs, or US$2.41 per ADS. This represents an immediate increase in net tangible book value of US$0.42 or 665.3% per common share, or US$2.09 or 665.3% per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$2.32 or 82.8% per common share, or US$11.59 or 82.8% per ADS, to purchasers of ADSs in this offering.

The following table summarizes, on a pro forma basis as of September 30, 2010, the differences between the shareholders as of September 30, 2010 and the new investors with respect to the number of Class A common shares purchased from us, the total consideration paid and the average price per common share paid at an assumed initial public offering price of US$14.00 per ADS before deducting estimated underwriting discounts and commissions and estimated offering expenses.

	Common Shares				Average Price	Average
	Purchased		Total Consideration		Per Common	Price Per
	Number	Percent	Amount	Percent	Share	ADS

Existing shareholders	313,494,210	82.6%	43,871,906	19.2%	0.14	0.70
New investors	66,000,000	17.4%	184,800,000	80.8%	2.80	14.00

Total	379,494,210	100.0%	228,671,906	100.0%

A US$1.00 change in the assumed public offering price of US$14.00 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease total consideration paid by new investors, total consideration paid by all shareholders, average price per common share and average price per ADS paid by all shareholders by US$13.2 million , US$13.2 million, US$0.03 and US$0.17, respectively, assuming the sale of 13,200,000 ADSs at US$14.00, the mid-point of the range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The discussion and tables above also assume no exercise of any outstanding stock options outstanding as of the date of this prospectus. As of the date of this prospectus, there were 32,843,600 Class A common shares issuable upon exercise of outstanding stock options at a weighted average exercise price of US$0.604 per Class A common share, and there were 10,362,270 Class A common shares available for future issuance upon the exercise of future grants under our 2010 share incentive plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

	As of December 31,				As of September 30,
	2007	2008	2009		2010
	RMB	RMB	RMB	US$	RMB	US$	US$	US$
							Pro forma	Pro forma
							(Unaudited)(1)	as adjusted
								(Unaudited)(2)
	(in thousands)

Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	63,531	66,509	75,759	11,323	198,652	29,692	29,692	201,556
Held-to-maturity investments	102,000	50,000	90,000	13,452	95,000	14,199	14,199	14,199
Inventories	169,617	300,813	540,744	80,823	930,521	139,081	139,081	139,081
Accounts receivable (net of allowance for doubtful accounts of nil as of December 31, 2007, 2008 and 2009 and September 30, 2010, respectively)	7,925	8,025	11,764	1,758	13,224	1,977	1,977	1,977
Total assets	379,564	463,821	800,905	119,709	1,372,726	205,175	203,642	373,973
Accounts payable	235,883	372,253	618,062	92,379	1,112,770	166,321	166,321	166,321
Convertible preferred shares:
Series A	51,314	51,314	51,314	7,670	51,314	7,670	—	—
Series B	57,001	57,001	57,001	8,520	57,001	8,520	—	—
Series C	209,716	209,716	209,716	31,345	211,495	31,611	—	—
Common shares	151	151	151	23	—	—	—	—
Class A common shares	—	—	—	—	—	—	—	8
Class B common shares	—	—	—	—	151	23	36	35
Accumulated deficit	(315,726)	(397,483)	(380,567)	(56,882)	(366,366)	(54,760)	(54,760)	(54,760)
Total shareholders’ (deficit) equity	(210,768)	(291,443)	(270,543)	(40,436)	(245,675)	(36,721)	9,547	179,718

Notes:

(1)	The consolidated balance sheet data as of September 30, 2010 are adjusted to give effect to the automatic conversion of all of our outstanding series A, series B and series C convertible preferred shares into 137,549,950 Class B common shares immediately upon the completion of this offering.

(2)	The consolidated balance sheet data as of September 30, 2010 are adjusted to give effect to (i) the automatic conversion of all of our outstanding series A, series B and series C convertible preferred shares into 137,549,950 Class B common shares immediately upon the completion of this offering; and (ii) the issuance and sale of 66,000,000 Class A common shares in the form of ADSs by us in this offering, and the sale of 15,623,340 Class A common shares, which will be automatically converted from 15,623,340 Class B common shares immediately upon the completion of this offering, by certain selling shareholders, at an assumed initial public offering price of US$14.00 per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Critical Accounting Policies

Share-Based Compensation

We used the discounted cash flow method of the income approach to determine the fair value of our Class A common shares, consistent with the Practice Aid, for the purposes of assessing the grant date fair value of the share options for the three years ended December 31, 2009 and the six months ended June 30, 2010. As we have not had any option or other equity issuance or other events that would require a fair value assessment of our common shares since June 30, 2010, we did not engage the independent third-party appraiser to perform a fair value assessment as of a recent date. For the purposes of pricing our Class A common shares to be offered in this offering, we employed the guideline company method of market approach, which is commonly used by similar companies in pricing their common shares for initial public offerings. We compare our trading multiples with the trading multiples of publicly traded guideline companies and take into consideration the macroeconomic environment, market sentiment and equity market performance to derive the fair value of our Class A common shares. The trading performance of the guideline companies has also improved significantly since June 30, 2010, resulting in the expansion in their respective trading multiples and the increase in the fair value of our common shares since June 30, 2010. In addition, our improved operating and financial performance subsequent to June 30, 2010 provided more visibility and credibility in our valuation metrics based on future financial periods. Therefore, we believe that the guideline company method of market approach appropriately reflects the fair market value of our common shares at the time of the initial public offering. We believe that the increase in the fair value of our Class A common shares from US$0.894 per Class A common share as of June 30, 2010 to US$2.80 per Class A common share, or US$14.00 per ADS, which is the mid-point of the estimated range of the initial public offering price per ADS shown on the front cover of this prospectus was primarily attributable to the following market factors:

•	Improvement in the overall global economic outlook and the performance of the U.S. and global capital markets since June 30, 2010 has contributed to the increase in value of our Class A common shares. For example, the NASDAQ Composite Index increased by 22.9% from June 30, 2010 to December 3, 2010, following a decline of over 7.0% from January 1, 2010 to June 30, 2010. The stock price of Amazon.com, which we consider as our guideline company in the U.S., increased from US$109.26 as of June 30, 2010 to US$175.68 as of December 3, 2010, representing an increase of 60.8%.

•	U.S. publicly traded companies with operations primarily in China have recently benefited from the positive economic outlook, improved U.S. and global capital markets and strong investor demand. The number of initial public offerings in the U.S. by China-based issuers increased by nearly three times from the first half of 2010 to the period from July 1, 2010 to November 2010, and the share prices of these issuers generally showed significant improvements since July 1, 2010, significantly outperforming the overall stock performance of all issuers listed in the U.S. in recent months.

In addition, the increase in the fair value of our Class A common shares from US$0.894 per Class A common share as of June 30, 2010 to US$2.80 per Class A common share was, to a lesser extent, attributable to the following developments of our company:

•	Our net revenues increased by 17.7% to RMB606.7 million in the third quarter of 2010 from RMB515.7 million in the previous quarter.

•	During the third quarter of 2010, we acquired 1.4 million new customers, representing an approximately 28% sequential quarter-over-quarter increase, compared to 1.1 million during the previous quarter. The significant increase in new customers evidenced our ability to continuously expand our active customer base and achieve revenue growth.

•	We have launched a number of business initiatives since June 30, 2010, including warehouse space upgrades, distribution center expansion and next-day delivery services, that contributed to the further enhancement of the overall user experience of our services. In addition, we began to formulate our electronic book development plans in October 2010 in light of recent industry developments.

•	The imminent launch of this offering will provide us with additional capital and enhance our ability to access capital markets to grow our business, raise our profile and provide our shareholders with greater liquidity.

We believe that if we were to revisit the June 30, 2010 discounted cash flow valuation with the same projection as of June 30, 2010 while taking into consideration developments in our business and operating results since June 30, 2010, numerous factors, such as the weighted average cost of capital, for the June 30, 2010 discounted cash flow valuation would have changed, which will in turn indicate a fair value per Class A common share consistent with the estimated initial public offering price range on a per share basis.

Paragraph 113 of the AICPA Practice Aid states that “the ultimate IPO price itself also is generally not likely to be a reasonable estimate of the fair value for pre-IPO equity transactions of the enterprise.” Therefore, we believe that the ultimate price of this offering is generally not likely to be a reasonable estimate of the fair value of our common shares as of various dates before this offering.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, FINRA filing fee and the New York Stock Exchange listing fee, all amounts are estimates. A portion of the expenses will be reimbursed by the underwriters.

SEC registration fee	US$	20,909
New York Stock Exchange listing fee		125,000
FINRA filing fee		29,825
Printing expenses		250,000
Legal fees and expenses		1,300,000
Accounting fees and expenses		1,000,000
Miscellaneous		500,000

Total	US$	3,225,734

The selling shareholders will bear their respective legal expenses relating to this offering.